EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Federal Signal Reports First Quarter Results Including Double-Digit Sales and Earnings Growth, Record Orders and Backlog; Raises Full-Year Outlook
Oak Brook, Illinois, April 30, 2024 — Federal Signal Corporation (NYSE:FSS) (the “Company”), a leader in environmental and safety solutions, today reported results for the first quarter ended March 31, 2024.
First Quarter Highlights
•Net sales of $425 million, up $39 million, or 10%, from last year; organic growth of $28 million, or 7%
•Operating income of $54.3 million, up $14.8 million, or 37%, from last year
•GAAP EPS of $0.84, up $0.39, or 87%, from last year
•Adjusted EPS of $0.64, up $0.18, or 39%, from last year
•Record orders of $503 million, up $28 million, or 6%, from last year
•Record backlog of $1.10 billion, up $132 million, or 14%, from last year
•Operating cash flow of $31 million, up $24 million, or 341%, from last year
•Raises 2024 adjusted EPS* outlook to a new range of $2.95 to $3.15, from the prior range of $2.85 to $3.05

Consolidated net sales for the first quarter were $425 million, an increase of $39 million, or 10%, compared to the prior-year quarter. Net income for the first quarter was $51.6 million, or $0.84 per diluted share, compared to $27.4 million, or $0.45 per diluted share, in the prior-year quarter.
The Company also reported adjusted net income for the first quarter of $39.5 million, or $0.64 per diluted share, compared to $27.9 million, or $0.46 per diluted share, in the prior-year quarter. The Company is reporting adjusted results to facilitate comparisons of underlying performance on a year-over-year basis. A reconciliation of these and other non-GAAP measures is provided at the conclusion of this news release.
Customer Demand Remains at Record Levels; Double-Digit Improvement in Net Sales and Earnings
“Our businesses were able to deliver double-digit year-over-year net sales and earnings growth, gross margin expansion, and a 250-basis point improvement in adjusted EBITDA margin during the first quarter,” commented Jennifer L. Sherman, President and Chief Executive Officer. “Within our Environmental Solutions Group, despite an isolated third-party component supply issue at our vacuum truck facility, we were able to deliver 11% year-over-year net sales growth and a 30% increase in adjusted EBITDA. Strong aftermarket demand, continued price realization, contributions from our recent acquisitions and production increases in our dump truck body businesses were meaningful year-over-year growth drivers. Our Safety and Security Systems Group also delivered impressive results, with 6% top line growth and an adjusted EBITDA margin of approximately 21%. Our first quarter results also benefited from an insurance recovery of approximately $2 million. Demand for our products and aftermarket offerings remains strong, with our order intake this quarter representing the highest quarterly orders in our history, contributing to a record backlog of $1.10 billion at the end of the quarter.”
In the Environmental Solutions Group, net sales for the first quarter were $354 million, up $35 million, or 11%, compared to the prior-year quarter. In the Safety and Security Systems Group, net sales were $71 million, up $4 million, or 6%, compared to the prior-year quarter.
Consolidated operating income for the first quarter was $54.3 million, up $14.8 million, or 37%, compared to the prior-year quarter. Consolidated operating margin for the first quarter was 12.8%, up from 10.2% in the prior-year quarter.
Consolidated adjusted earnings before interest, tax, depreciation and amortization (“adjusted EBITDA”) for the first quarter was $70.6 million, up $16.1 million, or 30%, compared to the prior-year quarter, and consolidated adjusted EBITDA margin was 16.6%, up from 14.1% in the prior-year quarter.

In the Environmental Solutions Group, adjusted EBITDA for the first quarter was $66.5 million, up $15.3 million, or 30%, compared to the prior-year quarter, and its adjusted EBITDA margin was 18.8%, up from 16.1% last year. In the Safety and Security Systems Group, adjusted EBITDA for the first quarter was $14.8 million, up $1.6 million, or 12%, compared to the prior-year quarter, and its adjusted EBITDA margin was 20.9%, up from 19.8% last year.
Consolidated orders for the first quarter were $503 million, a new record for the Company and an increase of $28 million, or 6%, compared to the prior-year quarter. With the strong momentum in customer demand, consolidated backlog at March 31, 2024 was $1.10 billion, an increase of $132 million, or 14%, from last year.
Increased Operating Cash Flow Further Strengthens Financial Position, Providing Flexibility to Fund Growth Opportunities and Cash Returns to Stockholders
Operating cash flow during the first quarter was $31 million, an increase of $24 million, or 341%, from the prior-year quarter.
At March 31, 2024, consolidated debt was $272 million, total cash and cash equivalents were $49 million and the Company had $516 million of availability for borrowings under its credit facility.
“Our improved operating cash generation this quarter facilitated the repayment of approximately $24 million of debt during the quarter,” said Sherman. “Our current financial position provides us with significant flexibility to invest in organic growth initiatives, pursue additional strategic acquisitions, and fund cash returns to stockholders through dividends and opportunistic share repurchases.”
The Company funded dividends of $7.3 million during the first quarter, reflecting an increased dividend of $0.12 per share, and recently announced a similar $0.12 per share dividend that will be payable in the second quarter of 2024.
Outlook
“Demand for our products and our aftermarket offerings remains strong, with both our orders and backlog this quarter again setting new Company records,” noted Sherman. “With our first quarter performance, our record backlog and continued execution against our strategic and operational initiatives, we are raising our full-year adjusted EPS* outlook to a new range of $2.95 to $3.15, from the prior range of $2.85 to $3.05. We are also reaffirming our full-year net sales outlook of between $1.85 billion and $1.90 billion.”
CONFERENCE CALL
Federal Signal will host its first quarter conference call on Tuesday, April 30, 2024 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at www.federalsignal.com or by dialing phone number 1-877-704-4453 and entering the pin number 13746143. A replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) builds and delivers equipment of unmatched quality that moves material, cleans infrastructure, and protects the communities where we work and live. Founded in 1901, Federal Signal is a leading global designer, manufacturer and supplier of products and total solutions that serve municipal, governmental, industrial and commercial customers. Headquartered in Oak Brook, Ill., with manufacturing facilities worldwide, the Company operates two groups: Environmental Solutions and Safety and Security Systems. For more information on Federal Signal, visit: www.federalsignal.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic and political uncertainty, risks and adverse economic effects associated with geopolitical conflicts, legal and regulatory developments, foreign currency exchange rate changes, inflationary pressures, product and price competition, supply chain disruptions, availability and pricing of raw materials, interest rate changes, risks associated with acquisitions such as integration of operations and achieving anticipated revenue and cost benefits, work stoppages, increases in pension funding requirements, cybersecurity risks, increased legal expenses and litigation results and other risks and uncertainties described in filings with the Securities and Exchange Commission.
Contact: Ian Hudson, Chief Financial Officer, +1-630-954-2000, ihudson@federalsignal.com
* Adjusted earnings per share (“EPS”) is a non-GAAP measure, which includes certain adjustments to reported GAAP net income and diluted EPS. In the three months ended March 31, 2024, we made adjustments to exclude the impact of acquisition and integration-related expenses, net, and certain special tax items. In prior years, we have also made adjustments to exclude the impact of environmental remediation costs of a discontinued operation, purchase accounting effects and certain other unusual or non-recurring items. Should any similar items occur in the remainder of 2024, we would expect to exclude them from the determination of adjusted EPS. However, because of the underlying uncertainty in quantifying amounts which may not yet be known, a reconciliation of our Adjusted EPS outlook to the most applicable GAAP measure is excluded based on the unreasonable efforts exception in Item 10(e)(1)(i)(B).

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended March 31,
(in millions, except per share data)	2024	2023
Net sales	$424.9	$385.5
Cost of sales	308.9	289.7
Gross profit	116.0	95.8
Selling, engineering, general and administrative expenses	57.2	52.0
Amortization expense	3.6	3.6
Acquisition and integration-related expenses, net	0.9	0.7
Operating income	54.3	39.5
Interest expense, net	3.2	4.7
Other expense, net	0.2	0.1
Income before income taxes	50.9	34.7
Income tax (benefit) expense	(0.7)	7.3
Net income	$51.6	$27.4
Earnings per share:
Basic	$0.85	$0.45
Diluted	$0.84	$0.45
Weighted average common shares outstanding:
Basic	60.9	60.7
Diluted	61.6	61.3
Cash dividends declared per common share	$0.12	$0.09

Operating data:
Operating margin	12.8%	10.2%
Adjusted EBITDA	$70.6	$54.5
Adjusted EBITDA margin	16.6%	14.1%
Total orders	$502.7	$474.7
Backlog	1,099.4	967.6
Depreciation and amortization	15.4	14.3

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2024	December 31, 2023
(in millions, except per share data)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$48.9	$61.0
Accounts receivable, net of allowances for doubtful accounts of $2.4 and $2.5, respectively	191.4	186.2
Inventories	322.7	303.4
Prepaid expenses and other current assets	32.3	19.6
Total current assets	595.3	570.2
Properties and equipment, net of accumulated depreciation of $177.9 and $173.3, respectively	193.0	190.8
Rental equipment, net of accumulated depreciation of $49.2 and $47.5, respectively	143.8	134.8
Operating lease right-of-use assets	20.7	21.0
Goodwill	470.2	472.7
Intangible assets, net of accumulated amortization of $74.3 and $70.7, respectively	204.6	207.5
Deferred tax assets	11.7	12.0
Other long-term assets	12.1	11.5
Total assets	$1,651.4	$1,620.5
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term borrowings and finance lease obligations	$5.5	$4.7
Accounts payable	88.8	66.7
Customer deposits	28.7	27.1
Accrued liabilities:
Compensation and withholding taxes	23.4	42.3
Current income taxes payable	12.9	3.2
Current operating lease liabilities	6.6	6.8
Other current liabilities	45.1	45.0
Total current liabilities	211.0	195.8
Long-term borrowings and finance lease obligations	266.8	294.3
Long-term operating lease liabilities	14.7	14.9
Long-term pension and other postretirement benefit liabilities	44.9	44.2
Deferred tax liabilities	54.1	53.2
Other long-term liabilities	15.5	16.2
Total liabilities	607.0	618.6
Stockholders’ equity:
Common stock, $1 par value per share, 90.0 shares authorized, 70.2 and 70.0 shares issued, respectively	70.2	70.0
Capital in excess of par value	296.8	291.1
Retained earnings	960.1	915.8
Treasury stock, at cost, 9.1 and 9.0 shares, respectively	(198.6)	(193.7)
Accumulated other comprehensive loss	(84.1)	(81.3)
Total stockholders’ equity	1,044.4	1,001.9
Total liabilities and stockholders’ equity	$1,651.4	$1,620.5

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Three Months Ended March 31,
(in millions)	2024	2023
Operating activities:
Net income	$51.6	$27.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15.4	14.3
Stock-based compensation expense	4.4	2.0
Changes in fair value of contingent consideration	—	(0.2)
Amortization of interest rate swap settlement gain	(0.6)	(0.6)
Deferred income taxes	0.8	(0.3)
Changes in operating assets and liabilities	(40.3)	(35.5)
Net cash provided by operating activities	31.3	7.1
Investing activities:
Purchases of properties and equipment	(8.4)	(6.0)
Payments for acquisition-related activity, net of cash acquired	—	(13.5)
Other, net	0.8	0.1
Net cash used for investing activities	(7.6)	(19.4)
Financing activities:
(Decrease) increase in revolving lines of credit, net	(23.5)	12.6
Payments on long-term borrowings	(0.8)	—
Purchases of treasury stock	(0.1)	—
Redemptions of common stock to satisfy withholding taxes related to stock-based compensation	(4.1)	(3.8)
Payments for acquisition-related activity	—	(0.5)
Cash dividends paid to stockholders	(7.3)	(5.5)
Proceeds from stock-based compensation activity	0.8	0.4
Other, net	(0.3)	(0.1)
Net cash (used for) provided by financing activities	(35.3)	3.1
Effects of foreign exchange rate changes on cash and cash equivalents	(0.5)	0.1
Decrease in cash and cash equivalents	(12.1)	(9.1)
Cash and cash equivalents at beginning of year	61.0	47.5
Cash and cash equivalents at end of period	$48.9	$38.4

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
GROUP RESULTS (Unaudited)
The following tables summarize group operating results as of and for the three months ended March 31, 2024 and 2023:
Environmental Solutions Group

	Three Months Ended March 31,
($ in millions)	2024	2023	Change
Net sales	$354.0	$318.8	$35.2
Operating income	51.7	37.6	14.1
Adjusted EBITDA	66.5	51.2	15.3
Operating data:
Operating margin	14.6%	11.8%	2.8%
Adjusted EBITDA margin	18.8%	16.1%	2.7%
Total orders	$427.7	$395.8	$31.9
Backlog	1,037.4	901.8	135.6
Depreciation and amortization	14.3	13.2	1.1
Safety and Security Systems Group

	Three Months Ended March 31,
($ in millions)	2024	2023	Change
Net sales	$70.9	$66.7	$4.2
Operating income	13.8	12.1	1.7
Adjusted EBITDA	14.8	13.2	1.6
Operating data:
Operating margin	19.5%	18.1%	1.4%
Adjusted EBITDA margin	20.9%	19.8%	1.1%
Total orders	$75.0	$78.9	$(3.9)
Backlog	62.0	65.8	(3.8)
Depreciation and amortization	1.0	1.1	(0.1)
Corporate Expenses
Corporate operating expenses were $11.2 million and $10.2 million for the three months ended March 31, 2024 and 2023, respectively.

SEC REGULATION G NON-GAAP RECONCILIATION
The financial measures presented below are unaudited and are not in accordance with U.S. generally accepted accounting principles (“GAAP”). The non-GAAP financial information presented herein should be considered supplemental to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. The Company has provided this supplemental information to investors, analysts, and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the reconciliations below, and to provide an additional measure of performance which management considers in operating the business.
Adjusted Net Income and Earnings Per Share (“EPS”):
The Company believes that modifying its 2024 and 2023 net income and diluted EPS provides additional measures which are representative of the Company’s underlying performance and improves the comparability of results across reporting periods. During the three months ended March 31, 2024 and 2023 adjustments were made to reported GAAP net income and diluted EPS to exclude the impact of acquisition and integration-related expenses, net and certain special tax items.

	Three Months Ended March 31,
(in millions)	2024	2023
Net income, as reported	$51.6	$27.4
Add:
Income tax (benefit) expense	(0.7)	7.3
Income before income taxes	50.9	34.7
Add:
Acquisition and integration-related expenses, net	0.9	0.7
Adjusted income before income taxes	51.8	35.4
Adjusted income tax expense (a) (b)	(12.3)	(7.5)
Adjusted net income	$39.5	$27.9

	Three Months Ended March 31,
(dollars per diluted share)	2024	2023
EPS, as reported	$0.84	$0.45
Add:
Income tax (benefit) expense	(0.01)	0.12
Income before income taxes	0.83	0.57
Add:
Acquisition and integration-related expenses, net	0.01	0.01
Adjusted income before income taxes	0.84	0.58
Adjusted income tax expense (a) (b)	(0.20)	(0.12)
Adjusted EPS	$0.64	$0.46
(a)    Adjusted income tax expense for the three months ended March 31, 2024 was recomputed after excluding a $13.0 million tax benefit associated with changes in tax reserves and the impact of acquisition and integration-related expenses, net.
(b)    Adjusted income tax expense for the three months ended March 31, 2023 was recomputed after excluding the impact of acquisition and integration-related expenses, net.
Adjusted EBITDA and Adjusted EBITDA Margin:
The Company uses adjusted EBITDA and the ratio of adjusted EBITDA to net sales (“adjusted EBITDA margin”), at both the consolidated and segment level, as additional measures which are representative of its underlying performance and to improve the comparability of results across reporting periods. We believe that investors use versions of these metrics in a similar manner. For these reasons, the Company believes that adjusted EBITDA and adjusted EBITDA margin, at both the consolidated and segment level, are meaningful metrics to investors in evaluating the Company’s underlying financial performance.

Consolidated adjusted EBITDA is a non-GAAP measure that represents the total of net income, interest expense, acquisition and integration-related expenses, other income/expense, income tax expense/benefit, and depreciation and amortization expense, as applicable. Consolidated adjusted EBITDA margin is a non-GAAP measure that represents the total of net income, interest expense, acquisition and integration-related expenses, other income/expense, income tax expense/benefit, and depreciation and amortization expense, as applicable, divided by net sales for the applicable period(s).
Segment adjusted EBITDA is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses and depreciation and amortization expense, as applicable. Segment adjusted EBITDA margin is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses and depreciation and amortization expense, as applicable, divided by net sales for the applicable period(s). Segment operating income includes all revenues, costs and expenses directly related to the segment involved. In determining segment income, neither corporate nor interest expenses are included. Segment depreciation and amortization expense relates to those assets, both tangible and intangible, that are utilized by the respective segment.
Other companies may use different methods to calculate adjusted EBITDA and adjusted EBITDA margin.
Consolidated
The following table summarizes the Company’s consolidated adjusted EBITDA and adjusted EBITDA margin and reconciles net income to consolidated adjusted EBITDA for the three months ended March 31, 2024 and 2023:

	Three Months Ended March 31,
($ in millions)	2024	2023
Net income	$51.6	$27.4
Add:
Interest expense, net	3.2	4.7
Acquisition and integration-related expenses, net	0.9	0.7
Other expense, net	0.2	0.1
Income tax (benefit) expense	(0.7)	7.3
Depreciation and amortization	15.4	14.3
Consolidated adjusted EBITDA	$70.6	$54.5

Net sales	$424.9	$385.5

Consolidated adjusted EBITDA margin	16.6%	14.1%

Environmental Solutions Group
The following table summarizes the Environmental Solutions Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three months ended March 31, 2024 and 2023:

	Three Months Ended March 31,
($ in millions)	2024	2023
Operating income	$51.7	$37.6
Add:
Acquisition and integration-related expenses	0.5	0.4
Depreciation and amortization	14.3	13.2
Adjusted EBITDA	$66.5	$51.2

Net sales	$354.0	$318.8

Adjusted EBITDA margin	18.8%	16.1%
Safety and Security Systems Group
The following table summarizes the Safety and Security Systems Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three months ended March 31, 2024 and 2023:

	Three Months Ended March 31,
($ in millions)	2024	2023
Operating income	$13.8	$12.1
Add:
Depreciation and amortization	1.0	1.1
Adjusted EBITDA	$14.8	$13.2

Net sales	$70.9	$66.7

Adjusted EBITDA margin	20.9%	19.8%